UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Central European Distribution Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

153435102

(CUSIP Number)

Wendell M. Hollis Roust Trading Ltd. 25 Belmont Hills Drive Warwick WK 06, Bermuda (441) 236-1612

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 8, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 153435102

1	Names of reporting persons Roust Trading Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 15,920,411*
	9	Sole dispositive power
	10	Shared dispositive power 15,920,411*
11	Aggregate amount beneficially owned by each reporting person 15,920,411*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.5%**
14	Type of reporting person (see instructions) OO

*	This total includes 3,000,000 shares of Common Stock, par value $0.01 per share, which the Reporting Persons have a right to acquire, but as of the filing of this Amendment No. 10 to Schedule 13D have not acquired, under the Amended Securities Purchase Agreement, as previously disclosed in Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission on July 11, 2012.
**	This calculation is based on 81,761,652 shares of Common Stock, par value $0.01 per share, outstanding as of November 14, 2012, which includes (i) the number of outstanding shares of Common Stock, par value $0.01 per share, as of November 14, 2012, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 19, 2012 and (ii) the 3,000,000 shares of Common Stock, par value $0.01 per share, obtainable upon exercise of the right to acquire such shares described in the note above. This calculation reflects the ownership percentage of the Reporting Persons when and if such 3,000,000 shares of Common Stock are issued.

CUSIP No. 153435102

1	Names of reporting persons Roustam Tariko
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Russian Federation
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 15,920,411*
	9	Sole dispositive power 0
	10	Shared dispositive power 15,920,411*
11	Aggregate amount beneficially owned by each reporting person 15,920,411*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.5%*
14	Type of reporting person (see instructions) IN

*	This total includes 3,000,000 shares of Common Stock, par value $0.01 per share, which the Reporting Persons have a right to acquire, but as of the filing of this Amendment No. 10 to Schedule 13D have not acquired, under the Amended Securities Purchase Agreement, as previously disclosed in Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission on July 11, 2012.
**	This calculation is based on 81,761,652 shares of Common Stock, par value $0.01 per share, outstanding as of November 14, 2012, which includes (i) the number of outstanding shares of Common Stock, par value $0.01 per share, as of November 14, 2012, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 19, 2012 and (ii) the 3,000,000 shares of Common Stock, par value $0.01 per share, obtainable upon exercise of the right to acquire such shares described in the note above. This calculation reflects the ownership percentage of the Reporting Persons when and if such 3,000,000 shares of Common Stock are issued.

CUSIP No. 153435102

AMENDMENT NO. 10 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2011, as amended by Amendment No. 1 thereto filed on December 10, 2011, Amendment No. 2 thereto filed on February 1, 2012, Amendment No. 3 thereto filed on March 9, 2012, Amendment No. 4 thereto filed on April 25, 2012, Amendment No. 5 thereto filed on May 8, 2012, Amendment No. 6 thereto filed on June 11, 2012, Amendment No. 7 thereto filed on July 11, 2012, Amendment No. 8 thereto filed on September 18, 2012, and Amendment No. 9 thereto filed on November 13, 2012 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4.	Purpose of Transaction.

The Reporting Persons hereby add the following disclosure to this Item 4:

The Issuer has rejected a proposal made by RTL and its principal equityholder, Mr. Tariko, to provide the Issuer with access to interim and permanent capital, to bolster the Issuer’s leadership, and to support its operational needs (the “Proposal”). The Proposal was conditioned on the Issuer promptly holding its long overdue 2012 annual stockholders’ meeting, nominating a slate for the Board of Directors of the Issuer which would include a majority satisfactory to RTL, and providing responsibility for operational and financial management to Mr. Tariko that would enable him to address the Issuer’s well known challenges. Despite initial agreement on all material terms of the proposal, the Issuer’s entrenched directors who are unaffiliated with the Reporting Persons (the “non-RTL Directors”) ultimately rejected the Proposal, insisting that they must retain control over the Issuer’s financial restructuring process and finances despite the Issuer’s financial failures and ongoing challenges. Repeated attempts by the Reporting Persons to address non-RTL Directors’ concerns were also rebuffed. The Issuer inexplicably insists that the same directors who presided over the Issuer’s financial restatements and serious performance deterioration remain in control of the Issuer’s finances and restructuring.

The Proposal included the following critical elements:

•	RTL providing the Issuer with $50 million of RTL’s previously invested capital for general corporate purposes by lifting contractual restrictions on the Issuer’s use of such proceeds;

•	RTL providing an additional $107 million of capital in connection with a mutually acceptable potential financial restructuring of the Issuer;

•

RTL and Mr. Tariko using their commercially reasonable efforts to engage with the Issuer’s lenders and local guarantee providers, in particular in respect of the Issuer’s working capital facilities and guarantees in Russia, seeking to ensure the Issuer’s continued access to existing working capital lines and guarantees to meet its operations requirements;

•	Delegation of business, operational and financial oversight to directors designated by RTL;

•	Preparations for a financial restructuring led by a special committee of non-RTL directors until the Issuer’s stockholders elect a new board of directors;

•	All related party transactions between the Issuer and RTL to be approved by non-RTL directors; and

•	Promptly holding the long-overdue annual meeting of stockholders to allow the Issuer’s owners (rather than entrenched self-interested directors) to decide on the Issuer’s corporate governance.

As previously disclosed, RTL believes that the Issuer has materially breached its obligations under the Amended Securities Purchase Agreement. RTL is actively considering its options with respect thereto.

RTL is making plans to meet separately with key holders of the Issuer’s debt and certain key stockholders in London on Thursday, December 13, 2012 or Friday, December 14, 2012 to discuss the Issuer and its circumstances.

In the meantime, RTL urges all stockholders of the Issuer and holders of the Issuer’s notes who agree that this rejected proposal would provide much-needed leadership, resources and commercial prowess to the Issuer, to strongly communicate such views to the Issuer’s Board of Directors.

In furtherance of the foregoing objectives, the Reporting Persons may in the future engage in conversations with the Issuer, other stockholders and/or other securityholders with respect to this matter or other transactions or changes in governance, management or the Board of Directors of the Issuer and may make additional proposals that may include proposing, considering or undertaking one or more of the actions set forth in subsection (a) through (j) of Schedule 13D. The Reporting Persons may also seek to increase their ownership of the Issuer’s securities beyond that which they have on the date of this filing.

CUSIP No. 153435102

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2012

ROUST TRADING LTD.

By:	/s/ Wendell M. Hollis
Name:	Wendell M. Hollis
Title:	Director

/s/ Roustam Tariko
Name:	Roustam Tariko